Filed by Park Sterling Corporation pursuant to Rule 425

under the Securities Act of 1933

Registration Statement No. 333-207595

Subject Company: First Capital Bancorp, Inc.

Commission File No. 001-33543

December 2, 2015

To the holders of First Capital Bancorp, Inc. common stock, First Capital Bancorp, Inc. warrants, or both:

In connection with the merger of First Capital Bancorp, Inc. (“First Capital”) with and into Park Sterling Corporation (“Park Sterling”), if you own shares of First Capital common stock, you have the opportunity to elect to receive for each share $5.54 in cash, 0.7748 shares of Park Sterling common stock, a combination of cash and shares of Park Sterling common stock, or to elect no preference as to the form of consideration you will receive in exchange for your shares of First Capital common stock. If you own warrants to purchase First Capital common stock (“First Capital warrants”), you have the opportunity to elect to receive for each warrant $1.77 in cash, 0.24755 shares of Park Sterling common stock, a combination of cash and shares of Park Sterling common stock, or to elect no preference as to the form of consideration you will receive in exchange for your First Capital warrants. You could receive all shares of the Park Sterling common stock, all cash or a combination of Park Sterling common stock and cash for your First Capital common stock, First Capital warrants or both depending on the elections made by other First Capital securityholders.

Your merger consideration election is subject to the allocation and proration procedures set forth in the Agreement and Plan of Merger (the “Merger Agreement”) by and between Park Sterling and First Capital whereby, among other things:

●

no more than 30% of the total aggregate consideration received by all First Capital shareholders for their First Capital common stock will be paid in cash, with the remaining 70% to be paid in shares of Park Sterling common stock; and

●

no more than 30% of the total aggregate consideration received by all First Capital warrant holders for their First Capital warrants will be paid in cash, with the remaining 70% to be paid in shares of Park Sterling common stock.

The merger is expected to occur during the first quarter of 2016, although it is still subject to the satisfaction of several conditions, including the approval of the Merger Agreement by First Capital’s shareholders at the special meeting of shareholders to be held on December 30, 2015. A complete description of the merger and the allocation and proration procedures is included in the Proxy Statement/Prospectus dated November 25, 2015, which, if you are a First Capital shareholder, was previously provided to you in connection with First Capital’s special meeting of shareholders.

Enclosed is an Election Form and Letter of Transmittal (the “Election Form”) that you must complete, sign and return to American Stock Transfer & Trust Company, LLC (the “Exchange Agent”) in order to make an election and to surrender your certificates for shares of First Capital common stock and/or First Capital warrants. Also enclosed is an information booklet, which provides answers to some frequently asked questions regarding the election process. Please use the enclosed postage-paid envelope to return your Election Form to the Exchange Agent. Please do not send your Election Form or your certificates for shares of First Capital common stock or First Capital warrants to First Capital or Park Sterling.

In order for your election to be effective, the Exchange Agent must receive your properly completed Election Form, no later than 5:00 p.m., Eastern Time, on December 29, 2015. Please follow the instructions provided in the Election Form carefully. If you choose to make an election, please note that you may change or revoke your election at any time before the election deadline by following the instructions provided with the Election Form. After 5:00 p.m., Eastern Time, on December 29, 2015, all elections will be binding and may not be revoked or modified. If you do not make a proper and timely election, you will be deemed to have made a “no preference” election as to the form of consideration to be received in exchange for your First Capital common stock and/or First Capital warrants. As a result, you will receive either cash, shares of Park Sterling common stock or a combination of cash and shares of Park Sterling common stock, as determined by the Exchange Agent in accordance with the allocation and proration procedures set forth in the Merger Agreement.

Following the completion of the merger, if you were a First Capital shareholder, then you will not receive any shares of Park Sterling common stock (or any dividends declared on such stock) or cash that may be issuable in exchange for your First Capital common stock until your certificates for shares of First Capital common stock have been surrendered. Following the completion of the merger, if you were a First Capital warrant holder, then you will not receive any shares of Park Sterling common stock (or any dividends declared on such stock) or cash that may be issuable in exchange for your First Capital warrants until your certificates for First Capital warrants have been surrendered. Following completion of the merger, if you did not already surrender your certificates for shares of First Capital common stock and/or First Capital warrants, you will receive instructions as to how to exchange them for the merger consideration. No interest will be accrued and/or paid on the cash payable in exchange for your shares of First Capital common stock and First Capital warrants or for dividends declared subsequent to the completion of the merger pending surrender of your certificates.

If you hold your shares of First Capital common stock or First Capital warrants through a broker, investment dealer, bank, trust company or other intermediary, then you should contact that intermediary as soon as possible for instructions and assistance in delivering those First Capital securities that the intermediary holds. If you have any questions regarding the Election Form, please call the Exchange Agent at (877) 248-6417 (toll free).

Sincerely,

James C. Cherry Chief Executive Officer

ELECTION INFORMATION BOOKLET

This booklet provides answers to frequently asked questions, briefly describes your options and provides information on how to make your election in connection with the proposed merger of First Capital Bancorp, Inc. (“First Capital”) with and into Park Sterling Corporation (“Park Sterling”). This booklet does not contain all of the information that is important to you and we urge you to read carefully the instructions in the Election Form and Letter of Transmittal accompanying this booklet (the “Election Form”). After reviewing these materials, complete the Election Form and send it in the enclosed envelope, along with your certificate(s) for shares of First Capital common stock and/or warrants to purchase First Capital common stock, to American Stock Transfer & Trust Company, LLC (the “Exchange Agent”). If you have additional questions after reading this material, you should contact the Exchange Agent at (877) 248-6417 (toll free).

The deadline for receipt of your Election Form and stock certificates is 5:00 p.m., Eastern Time, on December 29, 2015. The merger has not yet been completed and is subject to a number of conditions, including the approval and adoption of the Agreement and Plan of Merger by First Capital’s shareholders at the special meeting of shareholders to be held on December 30, 2015. We anticipate that the effective date of the merger, if approved by First Capital’s shareholders, will occur during the first quarter of 2016.

FREQUENTLY ASKED QUESTIONS

1.	Why have I been sent an Election Form?

On September 30, 2015, First Capital and Park Sterling entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which First Capital will merge with and into Park Sterling. Pursuant to the Merger Agreement, if you are a First Capital shareholder, then you have the opportunity to elect to receive merger consideration in the form of 0.7748 shares of Park Sterling common stock, $5.54 in cash, or a combination of Park Sterling common stock and cash, for each share of First Capital common stock that you own. If you are a First Capital warrant holder, you have the opportunity to elect to receive merger consideration in the form of 0.24755 shares of Park Sterling common stock, $1.77 in cash, or a combination of Park Sterling common stock and cash, for each warrant to purchase one share of First Capital common stock that you own.

You also have the option to elect “no preference” as to whether you receive cash, shares of Park Sterling common stock or a combination thereof, in which case you could receive all shares of the Park Sterling common stock, all cash or a combination of Park Sterling common stock and cash for your First Capital shares or First Capital warrants depending on the elections made by other First Capital securityholders.

2.	What is the Election Form?

The enclosed Election Form does two things. First, it lets us know your preferred form of payment for your shares of First Capital common stock and/or your First Capital warrants (i.e., cash, shares of Park Sterling common stock, a combination of both, or no preference). Second, it allows you to surrender your certificate(s) for First Capital stock and/or First Capital warrants in order to receive merger consideration for the First Capital securities you own upon completion of the merger.

3.	How do I use the Election Form?

You should refer to the Election Form for a complete set of instructions. A summary of the instructions follows:

When completed, sign and date the Election Form and mail it to the Exchange Agent in the enclosed envelope, along with your certificates for shares of First Capital common stock or First Capital warrants, so that you can receive cash, shares of Park Sterling common stock or a combination of cash and shares of Park Sterling common stock as payment. Do not sign the back of your stock certificates or warrant certificates. By signing the Election Form, you agree to surrender for exchange your certificate(s), you confirm that your tax identification number is correctly stated on the Election Form and you confirm that you have complied with all the requirements as stated in the instructions. Please note that if your shares or warrants are held in a joint account, signatures of all joint owners are required.

If you are mailing stock certificates or warrant certificates, or both, we recommend that you make copies of your stock certificates or warrant certificates and the completed Election Form.  We also recommend sending them by registered mail, return receipt requested, and insured for at least 1.5% of the market value.  This is the amount that it commonly costs to replace a lost certificate. Please do not return any documents to First Capital or Park Sterling.

4.	What happens if I do not send in the Election Form or miss the election deadline?

If you do not respond or if the Exchange Agent does not receive your Election Form before the election deadline (5:00 p.m., Eastern Time, on December 29, 2015) or if your Election Form is not properly completed, you will be deemed to have made a “no preference” election as to the form of consideration you will receive in exchange for your shares of First Capital common stock and/or your First Capital warrants. As a result, you will receive either cash, shares of Park Sterling common stock or a combination of cash and shares of Park Sterling common stock, as determined by the Exchange Agent in accordance with the allocation and proration procedures set forth in the Merger Agreement. If the merger is completed, and you have not already submitted your First Capital stock certificates and/or First Capital warrant certificates, a letter of transmittal will be sent to you by the Exchange Agent requesting you to surrender them in order to receive the merger consideration. You will not receive any shares of Park Sterling common stock or cash until you surrender your certificates for shares of First Capital common stock and/or First Capital warrants.

5.	Am I guaranteed to receive what I ask for on the Election Form?

No. Both the total number of shares of Park Sterling common stock to be issued and the amount of cash to be paid in the merger are fixed. Accordingly, there is no assurance that you will receive the form of consideration you elect with respect to all of your shares of First Capital common stock or First Capital warrants. If the elections of all First Capital shareholders result in an oversubscription of Park Sterling common stock or cash, the Exchange Agent will allocate the consideration the First Capital shareholders will receive between cash and Park Sterling common stock. If the elections of all First Capital warrant holders result in an oversubscription of Park Sterling common stock or cash, the Exchange Agent will allocate the consideration the First Capital warrant holders will receive between cash and Park Sterling common stock.

2

Elections made by First Capital shareholders will not affect the mix of consideration available for First Capital warrant holders, and elections made by First Capital warrant holders will not affect the mix of consideration available for First Capital shareholders. Because the exchange ratio is fixed, unless you only receive cash for your shares of First Capital common stock or First Capital warrants, the value of the merger consideration you receive will fluctuate depending on the current market price of Park Sterling common stock.

Neither First Capital nor Park Sterling is making any recommendation as to whether holders of First Capital common stock or First Capital warrants should elect to receive cash or Park Sterling common stock in the merger. Each holder must make his, her or its own decision with respect to such election.

6.	When can I expect to receive my new shares and/or cash?

Assuming that you have made a proper election and surrendered your certificates for First Capital shares and/or First Capital warrants by the election deadline, your check and/or evidence of your Park Sterling shares will be mailed to you as soon as is reasonably practicable after the effective date of the merger.

If the merger is completed, and you have not already submitted your certificates for First Capital shares and/or First Capital warrants, a letter of transmittal will be sent to you by the Exchange Agent requesting you to surrender them in order to receive the merger consideration. You will not receive any shares of Park Sterling common stock or cash until you surrender your First Capital certificates.

In the event that the Merger Agreement is terminated, the Exchange Agent will promptly return certificates representing First Capital common stock and/or First Capital warrants previously submitted with the Election Form. In such event, certificates representing First Capital common stock and/or First Capital warrants held directly by registered holders will be returned by registered mail. Any return other than by registered mail will only be made at the expense, written direction and risk of holders of such First Capital securities, by means of a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

7.	What if I cannot locate my First Capital stock certificate(s) or warrant certificate(s)?

If your First Capital stock certificate(s) or warrant certificate(s) has (have) been lost, stolen or destroyed, you should contact William W. Ranson, Secretary at First Capital at (804) 273-1160 or the Investor Relations Department of Computershare, First Capital’s stock transfer agent, at (800) 368-5948 (toll free) or (781) 575-4223, for further instructions before submitting your Election Form. If you wish to make an election, you should still submit your Election Form prior to the election deadline.

8.	What if I hold any of my shares of First Capital common stock or my First Capital warrants with a broker, investment dealer, bank, trust company or other intermediary?

You should promptly contact your broker, investment dealer, bank, trust company or other intermediary and follow their instructions as to the procedures for exchanging your shares of First Capital common stock or your First Capital warrants.

3

9.	If I elect to receive cash and the merger is completed, how much cash will I receive?

Park Sterling will pay you $5.54 in cash for each share of First Capital common stock you own and $1.77 for each warrant to purchase one share of First Capital common stock you own, in each case subject to the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above).

10.	If I elect to receive shares of Park Sterling common stock and the merger is completed, how many shares will I receive?

You will receive 0.7748 shares of Park Sterling common stock for each share of First Capital common stock you own and 0.24755 shares of Park Sterling common stock for each warrant to purchase one share of common stock of First Capital you own, in each case subject to the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above), plus cash in lieu of fractional shares you would otherwise receive, all as described in the Merger Agreement.

11.	If I elect to receive a combination of cash and shares of Park Sterling common stock and the merger is completed, what will I receive?

You will be asked to state on the Election Form the number of your shares of First Capital common stock and/or First Capital warrants that you wish to exchange for shares of Park Sterling common stock. Based on your election:

●

if you are you are First Capital shareholder, you will receive 0.7748 shares of Park Sterling common stock for each share of First Capital common stock that you designate as a stock election share and $5.54 per share for the remainder of your shares of First Capital common stock, plus cash in lieu of fractional shares you would otherwise receive, subject to the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above); and

●

if you are you are First Capital warrant holder, you will receive 0.24755 shares of Park Sterling common stock for each warrant to purchase one share of First Capital common stock that you designate as a stock election warrant and $1.77 per warrant to purchase one share of First Capital common stock for the remainder of your First Capital warrants, plus cash in lieu of fractional shares you would otherwise receive, subject to the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above).

12.	If I elect no preference, what will I receive?

You will receive cash, shares of Park Sterling common stock or a combination of both as determined by Park Sterling and the Exchange Agent depending on the elections made by other First Capital security holders, in accordance with the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above).

13.	Will I have to pay taxes on the merger consideration I receive for my shares?

Generally, the exchange of shares of First Capital common stock or First Capital warrants in the merger will be tax free to you with respect to the shares of Park Sterling common stock you receive and taxable to you with respect to the cash you receive. You may refer to the discussion of “The Merger—Material U.S. Federal Income-Tax Consequences of the Merger” in the Proxy Statement/Prospectus, which, if you are a First Capital shareholder, was previously provided to you. Because individual circumstances may differ, you should consult your own tax advisor for a complete understanding of the tax effects of the merger to you, including the application and effect of foreign, state, local or other tax laws.

4

14.	Are there any fees associated with the exchange of my First Capital stock certificate(s) or First Capital warrant certificate(s)?

There are no fees associated with the exchange, unless you need to replace a lost, stolen or destroyed First Capital stock certificate or warrant certificate.

15.	If I am a First Capital shareholder or First Capital warrant holder, how can I change my election?

If you are a record holder of First Capital common stock or First Capital warrants, you may change your election at any time before the election deadline by written notice accompanied by a properly completed and signed, revised Election Form received by the Exchange Agent before the election deadline. You also may revoke your election by written notice received by the Exchange Agent before the election deadline. All elections will be revoked automatically if the Merger Agreement is terminated. If you have a preference for receiving either Park Sterling common stock and/or cash for your First Capital common stock or First Capital warrants, you should complete and return the Election Form. If you do not make an election, you will be allocated Park Sterling common stock and/or cash depending on the elections made by other First Capital shareholders or First Capital warrant holders, as applicable.

If you hold your First Capital common stock or First Capital warrants in “street name” through a broker, investment dealer, bank, trust company or other intermediary, and you wish to change your election, you should seek instructions from the institution holding your shares or warrants concerning how to change your election.

16.	Can I elect to have a portion of my shares or warrants exchanged under different election options?

You can elect only one option for each registered account (an account with a broker, investment dealer, bank, trust company or other intermediary) in which you hold shares of First Capital common stock or First Capital warrants. If you hold First Capital common stock or First Capital warrants in more than one registered account, you may choose a different election option for each such registered account. A separate Election Form should be completed for each account.

17.	Am I entitled to appraisal rights?

If you are a holder of shares of First Capital common stock, under Virginia law, shareholders are entitled to exercise appraisal rights in connection with the merger. However, under the terms of the merger agreement, if holders of 5% or more of the outstanding shares of First Capital common stock determine to exercise their appraisal rights, Park Sterling has the right to terminate the Merger Agreement and the merger.

5

You are urged to read the summary of appraisal rights contained in the Proxy Statement/Prospectus under the section titled “The Merger – First Capital Shareholders May Have Dissenters’ Rights of Appraisal in the Merger”, as well as Article 15 of Section 13.1 of the Virginia Stock Corporation Act, which is attached as Appendix D to the Proxy Statement/Prospectus.

First Capital warrant holders are not entitled to appraisal rights under Virginia law in connection with the merger.

18.	How will I know when the merger is completed?

Park Sterling will issue a press release announcing completion of the merger if and when it is completed. You can obtain this information at the Securities and Exchange Commission’s website at www.sec.gov, at Park Sterling’s website at www.parksterlingbank.com, at First Capital’s website at www.1capitalbank.com or by calling the Exchange Agent at (877) 248-6417 (toll free).

19.	Who do I call if I have additional questions?

You may contact the Exchange Agent at (877) 248-6417 (toll free).

Cautionary Statement Regarding Forward Looking Statements

This information booklet contains, and Park Sterling and its management may make, certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and often use words such as “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” “goal,” “target” and similar expressions. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with First Capital; the risk that a closing condition to the merger may not be satisfied; synergies and other financial benefits from the proposed merger may not be realized within the expected time frames; costs or difficulties related to closing and/or integration matters might be greater than expected; inability to obtain governmental approvals of the combination on the proposed terms and schedule; failure of First Capital’s shareholders to approve the merger; fluctuation in the trading price of Park Sterling’s stock prior to the closing of the proposed merger, which would affect the total value of the proposed transaction; changes in loan mix, deposit mix, capital and liquidity levels, emerging regulatory expectations and measures, net interest income, noninterest income, noninterest expense, credit trends and conditions, including loan losses, allowance for loan loss, charge-offs, delinquency trends and nonperforming asset levels, deterioration in the credit quality of the loan portfolio or the value of collateral securing loans, deterioration in the value of securities held for investment, the impacts of a potential increasing rate environment, and other similar matters with respect to Park Sterling or First Capital; inability to identify and successfully negotiate and complete additional combinations with other potential merger partners or to successfully integrate such businesses into Park Sterling, including the company’s ability to adequately estimate or to realize the benefits and cost savings from and limit any unexpected liabilities acquired as a result of any such business combinations; failure to generate an adequate return on investment related to new branches or other hiring initiatives; inability to generate future organic growth in loan balances, retail banking, wealth management, mortgage banking or capital markets results through the hiring of new personnel, development of new products, including new online and mobile banking platforms for treasury services, opening of de novo branches or otherwise; inability to capitalize on identified revenue enhancements or expense management opportunities, including the inability to achieve adjusted operating expense to adjusted operating revenue targets; inability to generate future ATM and card income from marketing expenses; variability in the performance of covered loans and associated loss-share related expenses; the effects of negative or soft economic conditions, including stress in the commercial real estate markets or failure of continued recovery in the residential real estate markets; changes in consumer and investor confidence and the related impact on financial markets and institutions; the possibility of recognizing other than temporary impairments on holdings of collateralized loan obligation securities as a result of the Volcker Rule; the potential impacts of any government shutdown or debt ceiling impasse, including the risk of a U.S. credit rating downgrade or default, or continued global economic instability, which could cause disruptions in the financial markets, impact interest rates, and cause other potential unforeseen consequences; fluctuations in the market price of the common stock, regulatory, legal and contractual requirements of Park Sterling, other uses of capital, the company’s financial performance, market conditions generally, and future actions by the board of directors, in each case impacting repurchases of common stock or declaration of dividends; legal and regulatory developments, including changes in the federal risk-based capital rules; increased competition from both banks and nonbanks; changes in accounting standards, rules and interpretations, inaccurate estimates or assumptions in accounting, including acquisition accounting fair market value assumptions and accounting for purchased credit-impaired loans, and the impact on Park Sterling’s financial statements; and management’s ability to effectively manage credit risk, market risk, operational risk, legal risk, and regulatory and compliance risk.

6

You should not place undue reliance on any forward-looking statement and should consider all of the preceding uncertainties and risks, as well as those more fully discussed in any of Park Sterling’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made, and Park Sterling undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger between Park Sterling and First Capital, Park Sterling has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of First Capital that also constitutes a preliminary prospectus of Park Sterling, a final prospectus of Park Sterling as well as other relevant documents concerning the proposed merger. First Capital has commenced mailing the definitive Proxy Statement/Prospectus to its investors. INVESTORS ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER FILED, AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED, WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER. A free copy of the proxy statement/prospectus, as well as other filings containing information about Park Sterling and First Capital, may be obtained after their filing at the SEC's Internet site (http://www.sec.gov). In addition, free copies of documents filed with the SEC may be obtained on the respective websites of Park Sterling and First Capital at www.parksterlingbank.com and www.1capitalbank.com.

7

Participants in Solicitation

Park Sterling and First Capital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of Park Sterling and First Capital and other persons who may be deemed participants in this solicitation is included in the definitive proxy statement/prospectus. Information about Park Sterling’s executive officers and directors can be found in Park Sterling’s definitive proxy statement in connection with its 2015 Annual Meeting of Shareholders filed with the SEC on April 13, 2015. Information about First Capital’s executive officers and directors can be found in First Capital’s definitive proxy statement in connection with its 2015 Annual Meeting of Shareholders filed with the SEC on April 15, 2015. Free copies of these documents can be obtained from the sources indicated above.

This information booklet shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

8

Time is Critical.	Please Complete and Return Promptly

ELECTION FORM AND LETTER OF TRANSMITTAL

To accompany certificate(s) for warrants to purchase common stock of First Capital Bancorp, Inc.

ELECTION DEADLINE IS 5:00 P.M., EASTERN TIME, ON TUESDAY, DECEMBER 29, 2015

If your First Capital Bancorp, Inc. warrant certificate(s) has been lost, stolen, misplaced or mutilated, see Instruction 3, page 6.

PLEASE RETURN IN THE ACCOMPANYING ENVELOPE OR SEND BY OVERNIGHT DELIVERY

Method of delivery of the warrant certificate(s) is at the option and risk of the owner thereof. See Instruction 5, page 6. Mail or send by overnight delivery service this Election Form and Letter of Transmittal, together with the certificate(s) described below representing your warrants, to the Exchange Agent:

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company, LLC	American Stock Transfer & Trust Company, LLC
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
New York, New York 10272-2042	Brooklyn, New York 11219

For information call the Exchange Agent at (877) 248-6417 or (718) 921-8317.

This election relates to the proposed merger (the “Merger”) of First Capital Bancorp, Inc. (“First Capital”) with and into Park Sterling Corporation (“Park Sterling”), pursuant to the terms of the Agreement and Plan of Merger dated as of September 30, 2015 between First Capital and Park Sterling (the “Merger Agreement”).

DESCRIPTION OF FIRST CAPITAL BANCORP, INC. WARRANTS SURRENDERED
Names(s) and Address of Registered Holder(s)* Please correct details if incorrect or fill in, if blank) Please ensure name(s) appear(s) exactly as on Certificate(s)	Certificate No(s)	Number of Warrants

TOTAL WARRANTS

* If you hold your First Capital warrants in more than one account registration (for example, “John Doe” and “J. Doe”), a separate Election Form and Letter of Transmittal must be completed for each such registration and the certificate(s) pertaining to each account registration must be submitted with the Election Form and Letter of Transmittal that contains such name or names. If you have more than one certificate in the same name or names, you may submit them together with a single Election Form and Letter of Transmittal which contains such name or names. See Instruction 6 on page 6.

The Merger is expected to occur during the first quarter of 2016, although it is still subject to the satisfaction of several conditions, including the approval of the Merger Agreement by the First Capital shareholders at the special meeting of shareholders to be held on December 30, 2015. Each holder of warrants to purchase First Capital common stock (“First Capital warrants”) will have the opportunity to elect to receive cash, shares of Park Sterling common stock, a combination of cash and shares of Park Sterling common stock, or to elect no preference as to the form of consideration such holder will receive in exchange for his, her or its First Capital warrants, in which case such holder could receive all shares of the Park Sterling common stock, all cash or a combination of Park Sterling common stock and cash for his, her or its First Capital warrants depending on the elections made by other First Capital warrant holders, subject to the allocation and proration procedures in the Merger Agreement. For a full discussion of the proposed Merger and the effect of your election, please refer to the Proxy Statement/Prospectus dated November 25, 2015 (the “Proxy Statement”). A copy of the Proxy Statement was previously mailed to each holder of First Capital common stock as of the record date, November 9, 2015, for the special meeting of First Capital shareholders. First Capital has also filed the Proxy Statement with the Securities and Exchange Commission, a copy of which is available for no charge on the internet website maintained by the SEC at www.sec.gov. You may also obtain copies of the Proxy Statement, free of charge, by going to (i) the Investor Relations section of Park Sterling’s website (www.parksterlingbank.com) or by written or oral request to Park Sterling Corporation, 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, Attention: Secretary, telephone: (704) 716-2134 or (ii) the Investor Relations section of First Capital’s website (www.1capitalbank.com) or by written or oral request to First Capital Bancorp, Inc., 4222 Cox Road, Glen Allen, Virginia 23060, Attention: Secretary, telephone: (804) 273-1160.

This election governs the consideration that you, as a holder of First Capital warrants, will receive if the Merger is completed, subject to the allocation and proration procedures described in the Merger Agreement. This election may also affect the income tax treatment of the merger consideration that you receive.

Please complete the form below to (i) make a preference election to have all or a requested percentage of your First Capital warrants converted into the right to receive 0.24755 shares of Park Sterling common stock for each warrant to purchase one share of First Capital common stock, as described below, with the balance of your First Capital warrants converted into the right to receive $1.77 in cash for each warrant to purchase one share of First Capital common stock, or (ii) to indicate that you make a no preference election.

If the NO PREFERENCE ELECTION box is checked, if no box is checked, if your properly completed Election Form and required accompanying document are not received by the Election Deadline or if you check the Stock Election Percentage box and do not fill in a percentage, then you will be deemed to have made a NO PREFERENCE ELECTION for all of your securities. All elections and No Preference Elections are subject to the allocation and proration procedures described in the Merger Agreement.

ELECTION FOR PAYMENT OF MERGER CONSIDERATION FOR HOLDERS OF FIRST CAPITAL WARRANTS

I/we hereby elect to receive the following as consideration for my First Capital warrants:

(Check only one box. If you check the first box, fill in a percentage of your First Capital warrants you wish to be converted into Park Sterling common stock. You may choose any percentage from and including 0% to and including 100%. If you specify a percentage less than 100%, you will be electing that the balance of your First Capital warrants will be converted to a cash payment of $1.77 per First Capital warrant, subject to the allocation and proration procedures specified in the Merger Agreement. If you wish to receive only cash consideration, you should specify 0% in the blank below.)

☐

STOCK PERCENTAGE ELECTION – I/we elect that _____________% of my/our First Capital warrants be converted into 0.24755 shares of Park Sterling common stock per warrant to purchase one share of First Capital common stock, subject to the allocation and proration procedures described in the Merger Agreement.

No fractional shares will be issued; you will receive a cash payment in lieu of any fractional share.

☐

CASH ELECTION – Each First Capital warrant not included in the percentage elected above for conversion to Park Sterling common stock will be converted into a cash payment of $1.77 per warrant to purchase one share of First Capital common stock, subject to the allocation and proration procedures described in the Merger Agreement. First Capital warrant holders who make a percentage election to receive Park Sterling common stock will automatically be deemed to have elected to receive the balance (up to 100% if the specified stock election percentage is 0%) in the form of cash, subject to the allocation and proration procedures described in the Merger Agreement.

☐

NO PREFERENCE ELECTION – I/we do not make an election and my/our First Capital warrants may be converted into 0.24755 shares of Park Sterling common stock per warrant to purchase one share of First Capital common stock, a cash payment of $1.77 per warrant to purchase one share of First Capital common stock or a combination of shares of Park Sterling common stock and cash, depending on the elections and deemed elections of other First Capital warrant holders, and subject to the allocation and proration procedures described in the Merger Agreement.

Even if you do not check the box above to make a “NO PREFERENCE ELECTION,” you will nonetheless be deemed to have made a “NO PREFERENCE ELECTION” if:

	•	No choice is indicated above; or

	•	You check STOCK PERCENTAGE ELECTION and do not fill in a percentage; or

	•	You do not follow the instructions on this Election Form and Letter of Transmittal or otherwise fail properly to make an election; or

	•	A completed Election Form and Letter of Transmittal, including your First Capital warrant certificate(s), is not actually received by the Exchange Agent by the Election Deadline.

	•	You complete this Election Form and Letter of Transmittal indicating a choice above but only return one or more certificates for shares of First Capital common stock.

Park Sterling cannot ensure that any First Capital warrant holder who makes a preference election by checking the applicable first box above and indicating a percentage will receive their specified choice.

The Merger Agreement contains allocation and proration provisions that are designed to ensure 70% of the outstanding First Capital warrants will be exchanged for shares of Park Sterling common stock (based on the exchange ratio of 0.24755 shares of Park Sterling common stock per warrant to purchase one share of First Capital common stock) and that 30% of the outstanding First Capital warrants will be exchanged for cash ($1.77 per warrant to purchase one share of First Capital common stock). Therefore, if First Capital warrant holders elect to receive Park Sterling common stock for more than 70% of the outstanding First Capital warrants, the amount of Park Sterling common stock that each such First Capital warrant holder will be entitled to receive from Park Sterling will be reduced on a pro rata basis. As a result, these First Capital warrant holders will receive cash consideration for any First Capital warrants for which they do not receive Park Sterling common stock.

Similarly, if First Capital warrant holders elect to receive cash for more than 30% of the outstanding First Capital warrants, the amount of cash that each such First Capital warrant holder will be entitled to receive from Park Sterling will be reduced by the exchange agent on a pro rata basis. As a result, such First Capital warrant holders will receive Park Sterling common stock for any First Capital warrants for which they do not receive cash.

Elections made by First Capital shareholders will not affect the mix of consideration available for First Capital warrant holders, and elections made by First Capital warrant holders will not affect the mix of consideration available for First Capital shareholders.

To be effective, this Election Form and Letter of Transmittal must be properly completed, signed and delivered to the Exchange Agent, together with the certificate(s) representing your First Capital warrants and any other required documentation, at the address above prior to 5:00 P.M., Eastern Time, on Tuesday, December 29, 2015 (the “Election Deadline”). Do not send this document or your First Capital warrant certificates to First Capital or Park Sterling.

[Continued, and to be signed, on page 5; please refer to Instructions on pages 6-7.]

Please issue the new Park Sterling common stock and/or the check in the name(s) and to the address shown in the box on the first page of this document, unless instructions are given in the boxes below.

SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
Complete ONLY if the new shares and/or check are to be issued in a name or names that differ from the name(s) on the surrendered certificate(s). Issue to:	Complete ONLY if the new shares and/or check are to be mailed to the registered holder(s) to an address other than the address on the front page of this form. Mail to:
Name(s):	Name(s):
Address:	Address:

(See Instruction 7)	(See Instruction 8)

REGISTERED HOLDER(S) MUST SIGN IN THE BOX BELOW

SIGNATURE(S) REQUIRED Signature of Registered Holder(s) or Agent	SIGNATURE(S) GUARANTEED (IF REQUIRED) (See Instruction 7.)

Must be signed by all of the registered holder(s) EXACTLY as name(s) appear(s) on warrant certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and provide proper evidence of authority to Exchange Agent. (See Instructions 6 and 7)

Please provide a signature guarantee if required (see Instruction 7) issued by a member of a “Signature Guarantee Program,” Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program (an “Eligible Institution”).

The undersigned represents that I/we have full authority to surrender without restriction the certificate(s) enclosed herewith.	Authorized Signature

Registered Holder	Name of Firm

Registered Holder
Address of Firm – Please Print
Title, if any Important: Area Code/Phone No.

SUBSTITUTE FORM W-9 REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION (See Instruction 9)
Check the appropriate box:
☐	Individual/Sole Proprietor	☐	C Corporation
☐	S Corporation	☐	Partnership
☐	Limited Liability Company:	☐	Trust/Estate
	Enter the tax classification (C = C Corporation, S = S Corporation, P = Partnership)	☐	Exempt Payee Exempt Payee code or Exemption from FATCA
☐	Other:		reporting code (if any):
Taxpayer Identification Number (TIN)
Enter your TIN in the box. The TIN provided must match your name to avoid backup withholding. For Individuals, this is your Social Security Number.

Certification

Under penalties of perjury, I certify that: (1) the number shown on this form is my correct U.S. Taxpayer Identification Number; (2) I am a U.S. Citizen and (3) I am not subject to withholding because: (a) I am exempt from backup withholding, (b) I have not been notified by the IRS that I am subject to backup withholding as a result of failure to report all interest or dividends or (c) the IRS notified me that I am not subject to withholding.

SIGNATURE:	DATE:

NOTE: The new owner must sign the Substitute Form W-9. Failure to complete this form will result in backup withholding per IRS regulations. If the new account is to be registered to Joint Tenants, use the Taxpayer Identification Number (TIN) of the first owner named on the account. If you are not a U.S. citizen or do not have a Social Security Number, please use the appropriate Form W-8. To obtain the appropriate Form W-8, please visit the IRS’s website at http://apps.irs.gov/app/picklist/list/formsPublications.html.

INSTRUCTIONS
(Please read carefully all of the instructions below)

1.   Election Deadline: For any election contained herein to be considered, this Election Form and Letter of Transmittal, properly completed and signed, together with the related First Capital Bancorp, Inc. (“First Capital”) warrant certificate(s) and any other required documents, must be received by the Exchange Agent at the address on the front of this Election Form and Letter of Transmittal no later than 5:00 P.M., EASTERN TIME, ON TUESDAY, DECEMBER 29, 2015 (the “Election Deadline”). If you do not return your properly completed Election Form and Letter of Transmittal and First Capital warrant certificate(s) to the Exchange Agent before the Election Deadline, you will be deemed to have made a “NO PREFERENCE ELECTION.” The Exchange Agent, in its sole discretion, will determine whether any Election Form and Letter of Transmittal is received on a timely basis and/or has been properly completed.

2.   Revocation or Change of Election Form: Any Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but to be effective such notice must be received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent will have discretion to determine whether any revocation or change is received on a timely basis and/or has been properly made.

3.   Surrender of Certificate(s); Lost Certificate(s): For an election to be effective, this Election Form and Letter of Transmittal must be accompanied by the certificate(s) evidencing your First Capital warrants and any required accompanying evidences of authority. If one or more of your First Capital warrant certificate(s) has been lost, stolen, misplaced or destroyed, you should immediately contact William W. Ranson, Secretary at First Capital Bancorp, Inc. at (804) 273-1160 or the Investor Relations Department of Computershare, First Capital’s stock transfer agent, at (800) 368-5948 (toll free) or (781) 575-4223  for instructions on how to obtain a replacement for your First Capital warrant certificate before submitting this Election Form and Letter of Transmittal.

4.   Termination of Merger: If the Merger Agreement is terminated, the Exchange Agent will promptly return your tendered warrant certificate(s) via registered mail. The Exchange Agent and First Capital will use their commercially reasonable efforts to facilitate such return, but return of certificate(s) other than by registered mail will only be made at the expense, written direction and risk of the requesting First Capital warrant holder, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

5.   Method of Delivery: Your First Capital warrant certificate(s) and the completed Election Form and Letter of Transmittal must be sent or delivered to the Exchange Agent. Do not send them to First Capital or Park Sterling. The method of delivery (mail, overnight delivery service) to the Exchange Agent at the address set forth on the front of the Election Form and Letter of Transmittal is at the option and risk of the First Capital warrant holder. Delivery will be deemed effective only when actually received by the Exchange Agent. If the warrant certificate(s) are sent by mail, registered mail with return receipt requested and insured for at least 1.5% of the market value, is suggested. A return envelope is enclosed.

6.   New Certificate/Check Issued In the Same Name(s): If the new shares and/or check are to be issued in the same name(s) as the surrendered certificate(s), the Election Form and Letter of Transmittal should be completed and signed exactly as the surrendered certificate(s) is registered. You need not sign the certificate(s) because signatures are not required if the certificate(s) surrendered are submitted by the registered holder of such shares unless the registered holder has completed the box on page 6 titled “SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS.” If any of the First Capital warrants surrendered hereby are registered in the names of two or more joint owners, all such joint owners must sign the Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any First Capital warrants are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Election Forms and Letters of Transmittal as there are different registrations. Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such to the registration must be accompanied by proper evidence of the signer’s authority to act.

7.   Special Issuance/Payment Instructions: If the new shares and/or check are to be made payable to or registered in other than the name(s) that appear(s) on the surrendered certificate(s), indicate the name(s) and address in the box on page 5 marked “SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS.” Please note, an appropriate Form W-9 or Form W-8, as applicable, must also be completed for the person receiving the issuance/payment. You may obtain such forms by contacting the Exchange Agent at either of the telephone numbers listed on page 1 or by accessing either http://www.amstock.com/shareholder/sh_downloads.asp or www.irs.gov.

If the section titled “SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS” is completed, then signatures on this Election Form and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents’ Medallion Program (each an “Eligible Institution”). If the surrendered certificate(s) are registered in the name of a person other than the signer of this Election Form and Letter of Transmittal, or if issuance is to be made to a person other than the signer of this Election Form and Letter of Transmittal or if the issuance is to be made to a person other than the registered owner(s), then the surrendered certificate(s) must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name(s) of the registered owners appear on such certificate(s) or stock power(s), with the signatures on the certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein.

8.   Special Delivery Instructions: If the new shares and/or checks are to be delivered to the registered holder(s) of the surrendered certificate(s) at an address other than that appearing on the front of the Election Form and Letter of Transmittal, indicate the name(s) and address in the box on page 5 marked “SPECIAL DELIVERY INSTRUCTIONS”.

9.   Substitute Form W-9: Certification of your tax ID number is required in order to prevent withholding from your cash merger proceeds. You must fill out, sign and date the Substitute Form W-9 on page 5 (or submit a Form W-8, if you are not a U.S. citizen or do not have a tax ID number), otherwise your transmittal and accompanying documents will be rejected and sent back to you. To obtain a Form W-8 (if applicable), please visit the IRS’s website at http://apps.irs.gov/app/picklist/list/formsPublications.html.

Time is Critical.	Please Complete and Return Promptly

ELECTION FORM AND LETTER OF TRANSMITTAL

To accompany certificate(s) of common stock of First Capital Bancorp, Inc.

ELECTION DEADLINE IS 5:00 P.M., EASTERN TIME, ON TUESDAY, DECEMBER 29, 2015

If your First Capital Bancorp, Inc. stock certificate(s) has been lost, stolen, misplaced or mutilated, see Instruction 3, page 6.

PLEASE RETURN IN THE ACCOMPANYING ENVELOPE OR SEND BY OVERNIGHT DELIVERY

Method of delivery of the stock certificate(s) is at the option and risk of the owner thereof. See Instruction 5, page 6. Mail or send by overnight delivery service this Election Form and Letter of Transmittal, together with the certificate(s) described below representing your shares, to the Exchange Agent:

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company, LLC	American Stock Transfer & Trust Company, LLC
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
New York, New York 10272-2042	Brooklyn, New York 11219

For information call the Exchange Agent at (877) 248-6417 or (718) 921-8317.

This election relates to the proposed merger (the “Merger”) of First Capital Bancorp, Inc. (“First Capital”) with and into Park Sterling Corporation (“Park Sterling”), pursuant to the terms of the Agreement and Plan of Merger dated as of September 30, 2015 between First Capital and Park Sterling (the “Merger Agreement”).

DESCRIPTION OF FIRST CAPITAL BANCORP, INC. SHARES OF COMMON STOCK SURRENDERED
Names(s) and Address of Registered Holder(s)* Please correct details if incorrect or fill in, if blank) Please ensure name(s) appear(s) exactly as on Certificate(s)	Certificate No(s)	Number of Shares

TOTAL SHARES

* If you hold your First Capital common stock in more than one account registration (for example, “John Doe” and “J. Doe”), a separate Election Form and Letter of Transmittal must be completed for each such registration and the certificate(s) pertaining to each account registration must be submitted with the Election Form and Letter of Transmittal that contains such name or names. If you have more than one certificate in the same name or names, you may submit them together with a single Election Form and Letter of Transmittal which contains such name or names. See Instruction 6 on page 6.

1

The Merger is expected to occur during the first quarter of 2016, although it is still subject to the satisfaction of several conditions, including the approval of the Merger Agreement by the First Capital shareholders at the special meeting of shareholders to be held on December 30, 2015. Each holder of First Capital common stock will have the opportunity to elect to receive cash, shares of Park Sterling common stock, a combination of cash and shares of Park Sterling common stock, or to elect no preference as to the form of consideration such shareholder will receive in exchange for his, her or its shares of First Capital common stock, in which case such shareholder could receive all shares of the Park Sterling common stock, all cash or a combination of Park Sterling common stock and cash for his, her or its First Capital common stock depending on the elections made by other First Capital shareholders, subject to the allocation and proration procedures in the Merger Agreement. For a full discussion of the proposed Merger and the effect of your election, please refer to the Proxy Statement/Prospectus dated November 25, 2015 (the “Proxy Statement”). A copy of the Proxy Statement was previously mailed to each holder of First Capital common stock as of the record date, November 9, 2015, for the special meeting of First Capital shareholders. First Capital has also filed the Proxy Statement with the Securities and Exchange Commission, a copy of which is available for no charge on the internet website maintained by the SEC at www.sec.gov. You may also obtain copies of the Proxy Statement, free of charge, by going to (i) the Investor Relations section of Park Sterling’s website (www.parksterlingbank.com) or by written or oral request to Park Sterling Corporation, 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, Attention: Secretary, telephone: (704) 716-2134 or (ii) the Investor Relations section of First Capital’s website (www.1capitalbank.com) or by written or oral request to First Capital Bancorp, Inc., 4222 Cox Road, Glen Allen, Virginia 23060, Attention: Secretary, telephone: (804) 273-1160.

This election governs the consideration that you, as a holder of First Capital common stock, will receive if the Merger is completed, subject to the allocation and proration procedures described in the Merger Agreement. This election may also affect the income tax treatment of the merger consideration that you receive.

Please complete the form below to (i) make a preference election to have all or a requested percentage of your shares of First Capital common stock converted into the right to receive 0.7748 shares of Park Sterling common stock per share of First Capital common stock, as described below, with the balance of your shares of First Capital common stock converted into the right to receive $5.54 in cash per share of First Capital common stock, or (ii) to indicate that you make a no preference election.

If the NO PREFERENCE ELECTION box is checked, if no box is checked, if your properly completed Election Form and required accompanying document are not received by the Election Deadline or if you check the Stock Election Percentage box and do not fill in a percentage, then you will be deemed to have made a NO PREFERENCE ELECTION for all of your securities. All elections and No Preference Elections are subject to the allocation and proration procedures described in the Merger Agreement.

2

ELECTION FOR PAYMENT OF MERGER CONSIDERATION FOR HOLDERS OF FIRST CAPITAL COMMON STOCK

I/we hereby elect to receive the following as consideration for my shares of First Capital common stock:

(Check only one box. If you check the first box, fill in a percentage of your First Capital common stock you wish to be converted into Park Sterling common stock. You may choose any percentage from and including 0% to and including 100%. If you specify a percentage less than 100%, you will be electing that the balance of your shares will be converted to a cash payment of $5.54 per share of First Capital common stock, subject to the allocation and proration procedures specified in the Merger Agreement. If you wish to receive only cash consideration, you should specify 0% in the blank below.)

☐

STOCK PERCENTAGE ELECTION – I/we elect that _____________% of my/our shares of First Capital common stock be converted into 0.7748 shares of Park Sterling common stock per share of First Capital common stock, subject to the allocation and proration procedures described in the Merger Agreement.

No fractional shares will be issued; you will receive a cash payment in lieu of any fractional share.

☐

CASH ELECTION – Each share of your First Capital common stock not included in the percentage elected above for conversion to Park Sterling common stock will be converted into a cash payment of $5.54 per share, subject to the allocation and proration procedures described in the Merger Agreement. First Capital shareholders who make a percentage election to receive Park Sterling common stock will automatically be deemed to have elected to receive the balance (up to 100% if the specified stock election percentage is 0%) in the form of cash, subject to the allocation and proration procedures described in the Merger Agreement.

☐

NO PREFERENCE ELECTION – I/we do not make an election and my/our shares of First Capital common stock may be converted into 0.7748 shares of Park Sterling common stock per share of First Capital common stock, a cash payment of $5.54 per share or a combination of shares of Park Sterling common stock and cash, depending on the elections and deemed elections of other First Capital shareholders, and subject to the allocation and proration procedures described in the Merger Agreement.

Even if you do not check the box above to make a “NO PREFERENCE ELECTION,” you will nonetheless be deemed to have made a “NO PREFERENCE ELECTION” if:

	•	No choice is indicated above; or

	•	You check STOCK PERCENTAGE ELECTION and do not fill in a percentage; or

	•	You do not follow the instructions on this Election Form and Letter of Transmittal or otherwise fail properly to make an election;

	•	A completed Election Form and Letter of Transmittal, including your First Capital share certificate(s), is not actually received by the Exchange Agent by the Election Deadline; or

	•	You complete this Election Form and Letter of Transmittal indicating a choice above but only return one or more certificates for First Capital warrants.

Park Sterling cannot ensure that any First Capital shareholder who makes a preference election by checking the applicable first box above and indicating a percentage will receive their specified choice.

The Merger Agreement contains allocation and proration provisions that are designed to ensure that 70% of the outstanding shares of First Capital common stock will be exchanged for shares of Park Sterling common stock (based on the exchange ratio of 0.7748 shares of Park Sterling common stock per share of First Capital common stock) and that 30% of the outstanding shares of First Capital common stock will be exchanged for cash ($5.54 per share). Therefore, if First Capital shareholders elect to receive Park Sterling common stock for more than 70% of the outstanding shares of First Capital common stock, the amount of Park Sterling common stock that each such First Capital shareholder will be entitled to receive from Park Sterling will be reduced on a pro rata basis. As a result, these First Capital shareholders will receive cash consideration for any shares of First Capital common stock for which they do not receive Park Sterling common stock.

3

Similarly, if First Capital shareholders elect to receive cash for more than 30% of the outstanding shares of First Capital common stock, the amount of cash that each such shareholder will be entitled to receive from Park Sterling will be reduced by the exchange agent on a pro rata basis. As a result, such shareholders will receive Park Sterling common stock for any shares of First Capital common stock for which they do not receive cash.

Elections made by First Capital shareholders will not affect the mix of consideration available for First Capital warrant holders, and elections made by First Capital warrant holders will not affect the mix of consideration available for First Capital shareholders.

To be effective, this Election Form and Letter of Transmittal must be properly completed, signed and delivered to the Exchange Agent, together with the certificate(s) representing your First Capital shares and any other required documentation, at the address above prior to 5:00 P.M., Eastern Time, on Tuesday, December 29, 2015 (the “Election Deadline”). Do not send this document or your First Capital stock certificates to First Capital or Park Sterling.

[Continued, and to be signed, on page 5; please refer to Instructions on pages 6-7.]

4

Please issue the new Park Sterling common stock and/or the check in the name(s) and to the address shown in the box on the first page of this document, unless instructions are given in the boxes below.

SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
Complete ONLY if the new shares and/or check are to be issued in a name or names that differ from the name(s) on the surrendered certificate(s). Issue to:	Complete ONLY if the new shares and/or check are to be mailed to the registered holder(s) to an address other than the address on the front page of this form. Mail to:
Name(s):	Name(s):
Address:	Address:

(See Instruction 7)	(See Instruction 8)

REGISTERED HOLDER(S) MUST SIGN IN THE BOX BELOW

SIGNATURE(S) REQUIRED Signature of Registered Holder(s) or Agent	SIGNATURE(S) GUARANTEED (IF REQUIRED) (See Instruction 7.)

Must be signed by all of the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and provide proper evidence of authority to Exchange Agent. (See Instructions 6 and 7)

Please provide a signature guarantee if required (see Instruction 7) issued by a member of a “Signature Guarantee Program,” Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program (an “Eligible Institution”).

The undersigned represents that I/we have full authority to surrender without restriction the certificate(s) enclosed herewith.	Authorized Signature

Registered Holder	Name of Firm

Registered Holder
Address of Firm – Please Print
Title, if any Important: Area Code/Phone No.

SUBSTITUTE FORM W-9 REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION (See Instruction 9)
Check the appropriate box:
☐	Individual/Sole Proprietor	☐	C Corporation
☐	S Corporation	☐	Partnership
☐	Limited Liability Company:	☐	Trust/Estate
	Enter the tax classification (C = C Corporation, S = S Corporation, P = Partnership)	☐	Exempt Payee Exempt Payee code or Exemption from FATCA
☐	Other:		reporting code (if any):
Taxpayer Identification Number (TIN)
Enter your TIN in the box. The TIN provided must match your name to avoid backup withholding. For Individuals, this is your Social Security Number.

Certification

Under penalties of perjury, I certify that: (1) the number shown on this form is my correct U.S. Taxpayer Identification Number; (2) I am a U.S. Citizen and (3) I am not subject to withholding because: (a) I am exempt from backup withholding, (b) I have not been notified by the IRS that I am subject to backup withholding as a result of failure to report all interest or dividends or (c) the IRS notified me that I am not subject to withholding.

SIGNATURE:	DATE:

NOTE: The new owner must sign the Substitute Form W-9. Failure to complete this form will result in backup withholding per IRS regulations. If the new account is to be registered to Joint Tenants, use the Taxpayer Identification Number (TIN) of the first owner named on the account. If you are not a U.S. citizen or do not have a Social Security Number, please use the appropriate Form W-8. To obtain the appropriate Form W-8, please visit the IRS’s website at http://apps.irs.gov/app/picklist/list/formsPublications.html.

5

INSTRUCTIONS
(Please read carefully all of the instructions below)

1.   Election Deadline: For any election contained herein to be considered, this Election Form and Letter of Transmittal, properly completed and signed, together with the related First Capital Bancorp, Inc. (“First Capital”) common stock certificate(s) and any other required documents, must be received by the Exchange Agent at the address on the front of this Election Form and Letter of Transmittal no later than 5:00 P.M., EASTERN TIME, ON TUESDAY, DECEMBER 29, 2015 (the “Election Deadline”). If you do not return your properly completed Election Form and Letter of Transmittal and First Capital stock certificate(s) to the Exchange Agent before the Election Deadline, you will be deemed to have made a “NO PREFERENCE ELECTION.” The Exchange Agent, in its sole discretion, will determine whether any Election Form and Letter of Transmittal is received on a timely basis and/or has been properly completed.

2.   Revocation or Change of Election Form: Any Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but to be effective such notice must be received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent will have discretion to determine whether any revocation or change is received on a timely basis and/or has been properly made.

3.   Surrender of Certificate(s); Lost Certificate(s): For an election to be effective, this Election Form and Letter of Transmittal must be accompanied by the certificate(s) evidencing your First Capital shares and any required accompanying evidences of authority. If one or more of your First Capital stock certificate(s) has been lost, stolen, misplaced or destroyed, you should immediately contact William W. Ranson, Secretary at First Capital Bancorp, Inc. at (804) 273-1160 or the Investor Relations Department of Computershare, First Capital’s stock transfer agent, at (800) 368-5948 (toll free) or (781) 575-4223  for instructions on how to obtain a replacement for your First Capital stock certificate before submitting this Election Form and Letter of Transmittal.

4.   Termination of Merger: If the Merger Agreement is terminated, the Exchange Agent will promptly return your tendered stock certificate(s) via registered mail. The Exchange Agent and First Capital will use their commercially reasonable efforts to facilitate such return, but return of certificate(s) other than by registered mail will only be made at the expense, written direction and risk of the requesting First Capital shareholder, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

5.   Method of Delivery: Your First Capital stock certificate(s) and the completed Election Form and Letter of Transmittal must be sent or delivered to the Exchange Agent. Do not send them to First Capital or Park Sterling. The method of delivery (mail, overnight delivery service) to the Exchange Agent at the address set forth on the front of the Election Form and Letter of Transmittal is at the option and risk of the First Capital shareholder. Delivery will be deemed effective only when actually received by the Exchange Agent. If the stock certificate(s) are sent by mail, registered mail with return receipt requested and insured for at least 1.5% of the market value, is suggested. A return envelope is enclosed.

6.   New Certificate/Check Issued In the Same Name(s): If the new shares and/or check are to be issued in the same name(s) as the surrendered certificate(s), the Election Form and Letter of Transmittal should be completed and signed exactly as the surrendered certificate(s) is registered. You need not sign the certificate(s) because signatures are not required if the certificate(s) surrendered are submitted by the registered holder of such shares unless the registered holder has completed the box on page 5 titled “SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS.” If any of the shares surrendered hereby are registered in the names of two or more joint owners, all such joint owners must sign the Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Election Forms and Letters of Transmittal as there are different registrations. Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such to the registration must be accompanied by proper evidence of the signer’s authority to act.

7.   Special Issuance/Payment Instructions: If the new shares and/or check are to be made payable to or registered in other than the name(s) that appear(s) on the surrendered certificate(s), indicate the name(s) and address in the box on page 5 marked “SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS.” Please note, an appropriate Form W-9 or Form W-8, as applicable, must also be completed for the person receiving the issuance/payment. You may obtain such forms by contacting the Exchange Agent at either of the telephone numbers listed on page 1 or by accessing either http://www.amstock.com/shareholder/sh_downloads.asp or www.irs.gov.

6

If the section titled “SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS” is completed, then signatures on this Election Form and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents’ Medallion Program (each an “Eligible Institution”). If the surrendered certificate(s) are registered in the name of a person other than the signer of this Election Form and Letter of Transmittal, or if issuance is to be made to a person other than the signer of this Election Form and Letter of Transmittal or if the issuance is to be made to a person other than the registered owner(s), then the surrendered certificate(s) must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name(s) of the registered owners appear on such certificate(s) or stock power(s), with the signatures on the certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein.

8.   Special Delivery Instructions: If the new shares and/or checks are to be delivered to the registered holder(s) of the surrendered certificate(s) at an address other than that appearing on the front of the Election Form and Letter of Transmittal, indicate the name(s) and address in the box on page 5 marked “SPECIAL DELIVERY INSTRUCTIONS”.

9.   Substitute Form W-9: Certification of your tax ID number is required in order to prevent withholding from your cash merger proceeds. You must fill out, sign and date the Substitute Form W-9 on page 5 (or submit a Form W-8, if you are not a U.S. citizen or do not have a tax ID number), otherwise your transmittal and accompanying documents will be rejected and sent back to you. To obtain a Form W-8 (if applicable), please visit the IRS’s website at http://apps.irs.gov/app/picklist/list/formsPublications.html.

 7